RELEVANT INFORMATION

2024 RESULTS FOURTH QUARTER

STRONG OPERATIONAL AND FINANCIAL GOAL ACHIEVEMENT

697
679
709
737
746
Target 2025: 730-735
43
71
99
82
80
COP Trillion
50.0
16.8
1.7
91.7
42.0
16.7
159.5
75.2
33.4
143.1
60.7
19.1
133.3
54.1
14.9
2020
2021
2022
2023
2024

	2020	2021	2022	2023	2024
ROACE	3.7%	13.6%	18.8%	11.5%	10.2%
EBITDA MARGIN	34%	46%	47%	42%	41%

Revenues · EBITDA · Net Income · Production (kboed) · Brent USD/BL

Investments by business line 2024

19%
13%
6,119 MUSD
68%
Hydrocarbons
Energies for the transition
Transmission and Toll Roads

The target was surpassed by 40%

10%
5%
13%
5.3 TCOP
72%
Efficiencies by segment
Upstream
Midstream
Downstream
Corporate

Reserves
RRR
104%

Record
In free cash flow generation of
23.1TCOP

Total payment
to our shareholders
42 TCOP

Organic and inorganic growth by 6,119 MUSD (Primarily Colombia 65% and the United States 18%)

Energies for the Transition
12M-2024

Natural Gas and LPG

*Figure includes gas and LPG and excludes LNG

Accounted
23%
of total hydrocarbon production

Hydrogen
Approval of "Coral Project" at the Cartagena Refinery

Hydrocarbons
12M24

Production
746 kboed
(+9.2 kboed vs 12M23)

Midstream
1,119 Kbd
(+5.8 Kbd vs 12M23)

Downstream
414 Kbd
(-5.8 Kbd vs 12M23)

Exploration, Development and Production

- **Permian** Midland Joint Venture Extension
- **Colombia** Agreements signed with Parex to activate exploratory and development areas
- **CPO-09 Block** Acquisition of the remaining 45% from Repsol

Transmission and Toll Roads
12M-2024

Projects awarded

First bid of the UPME transmission mission plan. Capex USD 38.2 million

18%
Contribution to the EG EBITDA

Accelerating the energies for the transition

Ranking DJSI
Second highest rating in the integrated Oil&Gas segment worldwide by the DJSI

611 MW
Incorporation of Non-Conventional renewable energy sources towards the goal of 900 MW by 2025

Energy Efficiency
Achieved an optimization of cumulative internal consumption of 19.92 PJ* since 2018
*Petajoules

Positive contribution from the TESG
Contribution of ~183 billion COP to the Group's net income

1st 'very satisfactory'
certification by Great Place to Work

CONTACT INFORMATION investors@ecopetrol.com.co

2024 concluded with a robust operating performance that boosted our results across the company aligned with the goals set out at the beginning of the year. We introduced a solid financial and investment plan for 2025, which is the result of a rigorous planning process of the entire Ecopetrol Group, aiming to create sustainable value for our shareholders. Through our efficiencies program on EBITDA, capex and working capital, we achieved historic optimizations for COP 5.3 trillion.

In 2024, we registered revenues of COP 133.3 trillion, net income of COP 14.9 trillion, an EBITDA of COP 54.1 trillion, and an EBITDA margin of 41%. The gross debt/EBITDA ratio was 2.2 times and the return on capital employed (ROACE) was 10.2%. We invested USD 6,119 million (COP 24.9 trillion), with organic investments of USD 5,880 million (COP 23.9 trillion) and inorganic growth of USD 239 million (~COP 1 trillion). We contribute to the country with total transfers to our shareholders amounting COP 42 trillion.

In the hydrocarbons business line, we highlight a 104% reserve replacement, incorporating 260 MBPE. Our consolidated current assets reached a reserves replacement ratio of 111% and in Colombia 121%, proving their potential. Furthermore, thanks to the closing of the transaction with Repsol, where we became the sole owner of the CPO-09 field, we added 32 MBPE to our reserves. The average reserve life stands at 7.6 years, of which 7.8 years correspond to liquids and 6.7 years to gas. Moreover, we highlight the extension of the Joint Venture in the Permian. Our production’s positive performance, stood at 746 kboed, exceeding the year's expectations, representing a 1.2% increase compared to the previous year. Additionally, in the midstream we surpassed our target with transported volumes of 1,119 kbd (+5.8) and in the downstream, we successfully completed the annual plan of plant shutdowns and major maintenances, achieving a refining throughput of 414 kbd (-5.8), highlighting an operational availability of 94.5%

These results were also supported by an effective commercial strategy, where crude oil inventory realization allowed ending the year without inventories in transit. The accounting differential of the crude oil basket was USD 6.5/bl compared to USD 8.7/bl in 2023. This improvement was achieved through our geographic diversification enhanced by our trading branches in Colombia, United States and Singapore, capturing market opportunities, and maximizing benefits for the Group. In the same vein, in 4Q24, third party crude trading operations were carried out with WTI Midland, Vasconia, and Oriente crude oils, for a total of 1.6 million barrels destined to USA, Africa, and Jamaica, leveraging the business strategic goals, and allowing us to improve Ecopetrol's position as for intermediate and light crude oil.

As regards to Energies for the Transition, we emphasize an energy optimization of 4,17 PJ with an impact on 349,735 tons of CO2e, and savings around COP 128 billion in the operations of the Ecopetrol Group. Further, in 4Q24, we stress the approval of Phase III of the Coral project, with a production capacity up to 880 tons per day of green hydrogen at the Cartagena Refinery.

Finally, in Transmission and Toll Roads, ISA was awarded the first tender of the Transmission Mission Plan of the Mining-Energy Planning Unit (UPME) to guarantee and secure the reliability of the electrical system of the Colombian Caribbean coast. Likewise, we recognize the ISA’s relevant contribution to the Ecopetrol’s Group EBITDA.

Looking ahead in 2025, we will continue adding value and profitability to our shareholders based on strict capital discipline, efficiencies and the strengthening of our traditional business to reinforce energies for the transition. All the above, framed in a solid corporate governance and robust institutional framework. I thank all the employees of the Ecopetrol Group for their hard work in 2024 and encourage them to keep moving forward along this new year.

Ricardo Roa Barragán

President of Ecopetrol S.A.

The Ecopetrol Business Group achieved: i) the highest production level in the last 9 years at 746 kboed, ii) a record sales volume of 1,012 kboed, iii) high levels of capital investment amounting to USD 6.1 billion, iv) efficiencies incorporation by COP 5.3 trillion and, v) a reserve replacement ratio of 104%. These achievements enabled the EBITDA generation of COP 54.1 trillion, a net income attributable to shareholders of COP 14.9 trillion and an EBITDA margin of 41%, in an environment of lower prices, inflation and external challenges.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	4Q 2024	4Q 2023	∆ ($)	∆ (%)	12M 2024	12M 2023	∆ ($)	∆ (%)
Total revenue	34,792	34,794	(2)	(0.0%)	133,328	143,079	(9,751)	(6.8%)
Depreciation, amortization and depletion	3,789	3,540	249	7.0%	14,646	13,205	1,441	10.9%
Variable costs	14,092	14,224	(132)	(0.9%)	50,545	55,906	(5,361)	(9.6%)
Fixed costs	6,313	5,543	770	13.9%	21,290	19,067	2,223	11.7%
Total cost of sales	24,194	23,307	887	3.8%	86,481	88,178	(1,697)	(1.9%)
Gross income	10,598	11,487	(889)	(7.7%)	46,847	54,901	(8,054)	(14.7%)
Operating and exploratory expenses	1,657	3,787	(2,130)	(56.2%)	9,254	11,155	(1,901)	(17.0%)
Operating income	8,941	7,700	1,241	16.1%	37,593	43,746	(6,153)	(14.1%)
Financial result, net	(2,376)	(1,486)	(890)	59.9%	(8,519)	(5,665)	(2,854)	50.4%
Share of profit of companies	262	199	63	31.7%	764	805	(41)	(5.1%)
Income before income tax	6,827	6,413	414	6.5%	29,838	38,886	(9,048)	(23.3%)
Provision for income tax	(2,502)	(454)	(2,048)	451.1%	(10,921)	(14,692)	3,771	(25.7%)
Consolidated net income	4,325	5,959	(1,634)	(27.4%)	18,917	24,194	(5,277)	(21.8%)
Non-controlling interest	(1,132)	(851)	(281)	33.0%	(4,680)	(4,243)	(437)	10.3%
Net income attributable to owners of Ecopetrol before impairment	3,193	5,108	(1,915)	(37.5%)	14,237	19,951	(5,714)	(28.6%)
(Expense) income from impairment of long-term assets	876	(2,087)	2,963	(142.0%)	867	(2,098)	2,965	(141.3%)
Deferred tax on impairment	(171)	1,207	(1,378)	(114.2%)	(169)	1,209	(1,378)	(114.0%)
Net income attributable to owners of Ecopetrol	3,898	4,228	(330)	(7.8%)	14,935	19,062	(4,127)	(21.7%)

EBITDA	11,877	12,251	(374)	(3.1%)	54,143	60,718	(6,575)	(10.8%)
EBITDA Margin	34.1%	35.2%	-	(1.1%)	40.6%	42.4%	-	(1.8%)

The figures included in this report are audited and are expressed in billions of Colombian pesos (COP), or United States dollars (USD), or thousands of barrels of oil equivalent per day (kboed) or tons and are indicated as such when applicable. For the purposes of presentation, certain figures in this report were rounded to the nearest decimal place.

Forward-looking Statements: This release may contain forward-looking statements related to business prospects, estimates for operating and financial results, and growth of Ecopetrol. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its permanent access to capital to fund its business plan. Such forward-looking statements depend, basically, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, without limitation thereto; therefore, they are subject to change without prior notice.